FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 7/20/2020

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s press release announcing that it releases 2019 sustainability report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio     By: /s/ Máximo Vedoya
Name: Pablo Brizzio     Name: Máximo Vedoya
Title: Chief Financial Officer    Title: Chief Executive Officer

Dated: July 20, 2020

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Releases 2019 Sustainability Report

Luxembourg, July 20, 2020 – Ternium S.A. (NYSE: TX) today released its 2019 Sustainability Report, which intends to be an integral discussion of the company’s progress towards achieving its objectives in a sustainable way.

Ternium's value proposition aims to achieve profitable operations on a sustainable basis, through a management approach that comprehends the interests of shareholders, employees, customers and suppliers, as well as of the community. The report has been prepared taking into account the guidelines established by worldsteel, the UN Global Compact and the Global Reporting Initiative (GRI).

The company’s Sustainability Report describes the actions taken to achieve Ternium’s goals in six focus areas:
–Delivering Ternium’s business strategy.
–Improving our safety performance.
–Minimizing the company’s environmental footprint.
–Realizing our people’s full potential.
–Strengthening Ternium’s value chain.
–Helping our communities thrive.

The report also reinforces the idea of integrity as key to Ternium's long-term sustainability. The company continuously works on building a corporate culture of ethical behavior and transparency through a strong set of corporate governance standards.

Ternium’s 2019 Sustainability Report is accessible at its website www.ternium.com on the Investors section.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.